Exhibit 99.1
FCA reports record full year results, including Magneti Marelli: Adjusted EBIT at €7.3 billion, with NAFTA margin up 70 bps to 8.6%; Adjusted Net Profit up 34% to €5.0 billion; Net Profit up 3% to €3.6 billion. Net industrial cash improved to €1.9 billion.

•	Worldwide combined shipments(2) of 4,842 thousand units, up 102 thousand units

•	Net revenues(1) of €115.4 billion, up 4% (up 9% at constant exchange rates, or CER), with higher shipments, positive pricing and favorable mix

•	Adjusted EBIT(1),(3) of €7.3 billion, up 3% (up 9% at CER), with margin down 10 bps to 6.3%

•	Adjusted net profit(1),(3) of €5.0 billion, up 34% (up 41% at CER); Net profit of €3.6 billion, up 3% (up 12% at CER)

•	Net industrial cash(3) of €1.9 billion, improved from Net industrial debt position of €2.4 billion at December 2017

•	In Q4 2018, Fitch raised FCA's long-term debt to Investment Grade from"BB" to "BBB-". Outlook confirmed as stable

•	Settled U.S. government and consumer civil diesel emissions claims in line with Q3 2018 provision

•	Magneti Marelli sale transaction on track to close in Q2 2019
The following Group results(1) include Magneti Marelli for comparability with previously provided guidance

Three months ended December 31				FINANCIAL RESULTS(1) (including Magneti Marelli)	Years ended December 31
2018	2017	Change		(€ million, except as otherwise noted)	2018	2017	Change
1,177	1,247	(70)	(6)%	Combined shipments (thousands of units)(2)	4,842	4,740	102	+2%
1,129	1,156	(27)	(2)%	Consolidated shipments (thousands of units)(2)	4,655	4,423	232	+5%
30,619	28,876	1,743	+6%	Net revenues	115,410	110,934	4,476	+4%
2,023	1,894	129	+7%	Adjusted EBIT(3)	7,284	7,054	230	+3%
1,293	804	489	+61%	Net profit	3,632	3,510	122	+3%
1,632	1,097	535	+49%	Adjusted net profit(3)	5,047	3,770	1,277	+34%
0.82	0.51	0.31	+61%	Diluted earnings per share (EPS) (€)	2.30	2.24	0.06	+3%
1.04	0.70	0.34	+49%	Adjusted diluted EPS(3) (€)	3.20	2.41	0.79	+33%

At December 31, 2018	At September 30, 2018	Change			At December 31, 2018	At December 31, 2017	Change
1,872	(189)	2,061		Net industrial cash/(debt)(3)	1,872	(2,390)	4,262
(14,705)	(15,426)	721		Debt	(14,705)	(17,971)	3,266
21,125	19,975	1,150		Available liquidity	21,125	20,377	748

ADJUSTED EBIT(1)	ADJUSTED NET PROFIT(1)

•
Record results despite trade and regulatory disruptions, as well as launch challenges in NAFTA
•
NAFTA record results at €6.2 billion, up 19%, and margin at 8.6%
•
LATAM at €0.4 billion, up 138%, with margin at 4.4%, up 250 bps
•
EMEA at €0.4 billion, down 45% following weak second half results
•
Lower results in APAC, principally due to poor performance in China, where Maserati was also significantly affected

•
Adjusted net profit up 34%, reflecting stronger operating performance
•
Net financial expenses of €1.1 billion, down €0.3 billion due to gross debt reduction
•
Tax expense of €1.1 billion, down €0.7 billion, primarily due to reduced U.S. tax rate

NET INDUSTRIAL CASH	2019 GUIDANCE(4) (excluding Magneti Marelli)

•
Net industrial cash of €1.9 billion, up €4.3 billion over prior year reflecting improved industrial free cash flows partially offset by accelerated discretionary pension contribution
•
Available liquidity increased €0.7 billion to €21.1 billion

•
Adjusted EBIT >€6.7 billion with margin >6.1%, both up from 2018 (2018: €6.7 billion with margin at 6.1%)
•
Adjusted diluted EPS >€2.70, reflecting higher effective tax rate, principally in the U.S. (2018: €3.00 per share)
•
Industrial free cash flows >€1.5 billion, down from 2018 due to higher capital expenditures and cash payments for fines and other costs in connection with the U.S. diesel emissions settlement (2018: €4.4 billion)

Refer to page 9 for an explanation of the items referenced on this page.

Group results - excluding Magneti Marelli(5)
As a result of the announced sale of Magneti Marelli and, in accordance with IFRS, Magneti Marelli will be presented as a discontinued operation in the financial statements for the year ended December 31, 2018, and its results will be presented net of tax in a separate, single line item after Net profit from continuing operations, with the comparative amounts restated. The remaining Components activities are no longer considered a separate reportable segment and are included within "Other activities".

Three months ended December 31				FINANCIAL RESULTS (excluding Magneti Marelli)	Years ended December 31
2018	2017	Change		(€ million, except as otherwise noted)	2018	2017	Change
29,474	27,582	1,892	+7%	Net revenues - continuing operations	110,412	105,730	4,682	+4%
1,831	1,779	52	+3%	Adjusted EBIT - continuing operations(3)	6,738	6,609	129	+2%
1,171	741	430	+58%	Net profit from continuing operations	3,330	3,291	39	+1%
1,492	1,008	484	+48%	Adjusted net profit - continuing operations(3)	4,707	3,512	1,195	+34%
0.74	0.47	0.27	+57%	Diluted EPS - continuing operations (€)	2.12	2.11	0.01	—%
0.94	0.64	0.30	+47%	Adjusted diluted EPS - continuing operations (€)(3)	3.00	2.25	0.75	+33%

Refer to page 9 for an explanation of the items referenced on this page.

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Years ended December 31			Years ended December 31
2018	2017	(€ million)	2018	2017
72,384	66,094	NAFTA	6,230	5,227
8,152	8,004	LATAM	359	151
2,703	3,250	APAC	(296)	172
22,815	22,700	EMEA	406	735
2,663	4,058	Maserati	151	560
1,695	1,624	Other activities, unallocated items and eliminations	(112)	(236)
110,412	105,730	Total continuing operations, excluding Magneti Marelli	6,738	6,609
4,998	5,204	Magneti Marelli, net of inter-company eliminations(5)	546	445
115,410	110,934	Total - including Magneti Marelli	7,284	7,054

NAFTA	Years ended December 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	2,633	2,401	+10%	—
Net revenues (€ million)	72,384	66,094	+10%	+14%
Adjusted EBIT (€ million)	6,230	5,227	+19%	+25%
Adjusted EBIT margin	8.6%	7.9%	+70 bps	—

Record results with Adjusted EBIT up 19% and margin at 8.6%, up 70 bps
•
U.S. market share(6) at 12.6%, up 90 bps year-over-year, with retail share at 12.3%, up 80 bps, and U.S. fleet mix at 21%, up from 19%
•
Increase in shipments mainly due to all-new Ram 1500 and Jeep Wrangler, as well as new Jeep Cherokee and Compass
•
Higher Net revenues primarily due to positive effects from volumes and net pricing, partially offset by negative foreign currency translation effects
•
Adjusted EBIT increase due to positive net pricing, favorable mix and higher volumes, partially offset by increased product content and launch costs related to new vehicles

LATAM	Years ended December 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	585	521	+12%	—
Net revenues (€ million)	8,152	8,004	+2%	+21%
Adjusted EBIT (€ million)	359	151	+138%	+198%
Adjusted EBIT margin	4.4%	1.9%	+250 bps	—

Adjusted EBIT up 138%, with margin up 250 bps at 4.4%
•
Market share(7) in Brazil flat at 17.5%, Argentina up 60 bps to 12.8%
•
Shipments increased, with higher demand in Brazil partially offset by impact of Argentina economic downturn in the second half of the year
•
Net revenues up slightly primarily due to higher shipments, mix and net pricing, partially offset by negative foreign exchange translation effects and weakening Argentine peso
•
Adjusted EBIT increase mainly as a result of higher volumes, favorable mix and positive net pricing, partially offset by negative foreign exchange effects and higher industrial and advertising costs related to new vehicles

Refer to page 9 for an explanation of the items referenced on this page.

APAC	Years ended December 31		Change
	2018	2017	Actual	CER
Combined shipments(2) (thousands of units)	209	290	(28)%	—
Consolidated shipments(2) (thousands of units)	84	85	(1)%	—
Net revenues (€ million)	2,703	3,250	(17)%	(13)%
Adjusted EBIT (€ million)	(296)	172	n.m(8)	n.m(8)
Adjusted EBIT margin	(11.0)%	5.3%	n.m(8)	—

Trade, regulatory and competitive challenges in weakening China market
•
Combined shipments down primarily due to China market weakness and increased competition, particularly in the SUV segments
•
Net revenues decrease due to unfavorable mix, pricing actions and foreign currency translation effects
•
Decrease in Adjusted EBIT primarily due to lower net revenues and lower results from China JV, as well as the benefit of the Tianjin port explosions final insurance recovery of €93 million included in prior year results

EMEA	Years ended December 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	1,318	1,365	(3)%	—
Net revenues (€ million)	22,815	22,700	+1%	+1%
Adjusted EBIT (€ million)	406	735	(45)%	(46)%
Adjusted EBIT margin	1.8%	3.2%	-140 bps	—

Regulatory disruption and transitioning new commercial organization; strong Jeep growth
•
European market share (EU28+EFTA) for passenger cars down 10 bps to 6.5% and light commercial vehicles (LCVs)(9) down 30 bps to 11.1%
•
Shipments slightly down, with higher Jeep shipments, up 44%, more than offset by lower Fiat volumes
•
Net revenues flat, with favorable mix offset by lower volumes and negative net pricing
•
Adjusted EBIT decrease primarily due to negative net pricing, lower volumes and impacts from the transition to WLTP particularly in the second half of the year, as well as higher advertising to support Jeep brand growth, partially offset by industrial cost savings

MASERATI	Years ended December 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	34.9	51.5	(32)%	—
Net revenues (€ million)	2,663	4,058	(34)%	(33)%
Adjusted EBIT (€ million)	151	560	(73)%	(73)%
Adjusted EBIT margin	5.7%	13.8%	-810 bps	—

Reduced profitability primarily due to market challenges in China
•
Lower shipments primarily related to reduced sales in China and other key markets, partially due to lower industry volumes in Maserati relevant segments
•
Net revenues decrease primarily due to lower volumes and unfavorable market mix
•
Adjusted EBIT decrease primarily due to lower volumes, increased D&A and unfavorable FX, partially offset by lower marketing expense

Refer to page 9 for an explanation of the items referenced on this page.

Brand Activity (during 4th quarter)

▪
All-new Jeep Gladiator makes worldwide debut at Los Angeles Auto Show
▪
New Jeep Cherokee launched in China and Japan
▪
All-new Jeep Wrangler launched in Japan
▪
New Jeep Renegade launched in LATAM
▪
All-new Jeep Wrangler named "2019 SUV of the Year" by Motor Trend
▪
All-new Jeep Wrangler winner in the “Mid-Size SUV” segment at the 2018 Arab Wheels Awards
▪
Jeep Compass wins AMERICAR 2019 “Best Latin American SUV” category
▪
All-new Jeep Renegade recognized as “Best Sport Utility Vehicle under R$ 100,999” in Brazil at the Top Car TV awards and “2019 Buy of the Year” in the “Compact SUV” category by Motor Show magazine
▪
Announced beginning of preparations at Melfi (Italy) Plant to produce Jeep Renegade Plug-in Hybrid Electric Vehicle (PHEV) scheduled for market launch in early 2020

▪
All-new Ram 1500 named “2019 Truck of the Year” by Motor Trend
▪
All-new Ram 1500 named “2019 Green Truck of the Year” by Green Car Journal
▪
All-new Ram 1500 named “Truck of Texas” at the annual Texas Truck Rodeo, hosted by the Texas Automotive Writers Association
▪
All-new Ram 1500 Brazilian launch at the 30th São Paulo Motor Show
▪
All-new Ram 1500 awarded "2019 Pickup Truck of the Year" by Truck Trends

▪
Maserati Ghibli diesel wins sport auto AWARD 2018 in Germany as the "sportiest car" in its segment
▪
Maserati Levante GTS named “SUV of Texas” and “Full-Size Luxury SUV” by the Texas Auto Writers Association
▪
Maserati Levante with V8 engine in the GTS and Trofeo trims on display at the Los Angeles Auto Show

▪
Alfa Romeo Stelvio named “Small Premium SUV of the Year” at 2018 Arab Wheels awards
▪
Alfa Romeo Stelvio Quadrifoglio named “Performance SUV of the Year” by the Automotive Video Association
▪
Alfa Romeo Stelvio Quadrifoglio named “Most Fun-to-drive Vehicle” and “Most Fun SUV” by the Northwest Automotive Press Association
▪
Alfa Romeo Stelvio received “2018-2019 Japan Car of the Year” at 10 Best Cars Award in Japan

▪
2019 Chrysler Pacifica minivan earned Top Safety Pick rating from Insurance Institute for Highway Safety
▪
Chrysler 300 named “Most Wanted” Large Car by Edmunds for second year in a row
▪
2019 Chrysler Pacifica captured both "Family Vehicle" and "Minivan" Consumer Guide Best Buy Awards for third year in a row

▪
Dodge Charger and Challenger earned Residual Value Awards from ALG
▪
Dodge Challenger SRT Hellcat Redeye models began production at Brampton (Canada) plant
▪
Dodge named best "Mass-market Brand" in total quality by Strategic Vision

▪ Abarth 595 made Car Advice Winner's Circle 2018 in Australia

▪
New Fiat 500 Collezione launched in Europe, designed by Centro Stile Fiat
▪
New 2019 Fiat 500X introduced to North American market at Los Angeles Auto Show
▪
Fiat revealed Fiat Fastback concept car at São Paulo Motor Show, fully designed at the Group's Design Center in Brazil
▪
Fiat Toro wins 4 awards in Brazil: AutoData - "Light Commercial Vehicle category", Carsughi L’Auto Preferita - Best Medium Pick-up category, “2019 Buy of the Year” by Motor Show magazine - "Compact Pick-up category" and Agência Autoinforme´s “Higher Resale Value" award - Compact Pick-up category
▪
Fiat Cronos named as “Regional Car of The Year 2018” by the Association of Automotive Industry Journalists in Argentina

Reconciliations

Three months ended December 31		Net profit to Adjusted EBIT	Years ended December 31
2018	2017	(€ million)	2018	2017
1,293	804	Net profit	3,632	3,510
122	63	Less: Net profit - discontinued operations(5)	302	219
1,171	741	Net profit from continuing operations	3,330	3,291
(90)	523	Tax expense	778	2,588
255	335	Net financial expenses	1,056	1,345
		Adjustments:
35	—	Charge for U.S. diesel emissions matters(A)	748	—
189	86	Impairment expense and supplier obligations(B)	353	219
—	—	China inventory impairment(C)	129	—
160	102	Costs for recall, net of recovery - airbag inflators(D)	114	102
—	—	U.S. special bonus payment(E)	111	—
77	6	Restructuring costs, net of reversals(F)	103	86
14	—	Employee benefits settlement losses(G)	92	—
43	—	Port of Savona (Italy) flood and fire(H)	43	—
—	—	Tianjin (China) port explosions insurance recoveries	—	(68)
—	(27)	Gains on disposal of investments	—	(76)
—	—	(Recovery of)/costs for recall - contested with supplier(I)	(50)	—
(60)	(38)	NAFTA capacity realignment(J)	(60)	(38)
(25)	—	Brazilian indirect tax – reversal of liability/recognition of credits(K)	(72)	(895)
—	42	Deconsolidation of Venezuela	—	42
62	9	Other	63	13
495	180	Total adjustments - continuing operations	1,574	(615)
1,831	1,779	Adjusted EBIT - continuing operations(10)	6,738	6,609
192	115	Adjusted EBIT - discontinued operations(10)	546	445
2,023	1,894	Adjusted EBIT(1),(10)	7,284	7,054
FY 2018 Adjusted EBIT excludes adjustments primarily related to:

(A)	Costs related to final settlements reached on civil, environmental and consumer claims related to U.S. diesel emissions matters

(B)	Impairment expense of €297 million and supplier obligations of €56 million, primarily in EMEA, resulting from changes in product plans in connection with the 2018 - 2022 Business Plan

(C)	Impairment of inventory in connection with acceleration of new emissions standards in China and slower than expected sales

(D)	Accrual in relation to costs for recall campaigns related to Takata airbag inflators, net of recovery

(E)	Special bonus payment of $2,000 to approximately 60,000 employees in NAFTA as a result of the U.S. Tax Cuts and Jobs Act

(F)	Restructuring costs primarily consisting of €123 million in EMEA, partially offset by reversal of €28 million of previously recorded restructuring costs in LATAM

(G)	Charges arising on settlement of a portion of a supplemental retirement plan and an annuity buyout in NAFTA

(H)	Costs in relation to the Port of Savona (Italy) flood and fire

(I)	Recovery of amounts accrued in 2016 in relation to costs for recall contested with a supplier

(J)	Reduction of costs in relation to the NAFTA capacity realignment which were accrued in 2015

(K)	Credits recognized related to indirect taxes in Brazil

Refer to page 9 for an explanation of the items referenced on this page.

Three months ended December 31		Net profit to Adjusted net profit	Years ended December 31
2018	2017	(€ million)	2018	2017
1,293	804	Net profit	3,632	3,510
122	63	Less: Net profit - discontinued operations(5)	302	219
1,171	741	Net profit from continuing operations	3,330	3,291
495	180	Total adjustments - continuing operations (as above)	1,574	(615)
(128)	(1)	Tax impact on adjustments(L)	(125)	14
—	—	Brazil deferred tax assets write-off	—	453
—	—	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	281
(46)	88	Impact of U.S. tax reform(M)	(72)	88
321	267	Total adjustments, net of taxes - continuing operations	1,377	221
1,492	1,008	Adjusted net profit - continuing operations(11)	4,707	3,512
140	89	Adjusted net profit - discontinued operations(11)	340	258
1,632	1,097	Adjusted net profit(1),(11)	5,047	3,770

(L)	Reflects tax impact on adjustments excluded from Adjusted EBIT noted above.

(M)	Impact in relation to December 2017 U.S. tax reform

Three months ended December 31		Diluted EPS to Adjusted diluted EPS	Years ended December 31
2018	2017		2018	2017
0.82	0.51	Diluted EPS (€/share)	2.30	2.24
0.08	0.04	Less: Diluted EPS - discontinued operations	0.18	0.13
0.74	0.47	Diluted EPS - continuing operations (€/share)	2.12	2.11
0.20	0.17	Impact of adjustments, net of taxes, on Diluted EPS - continuing operations(€/share)	0.88	0.14
0.94	0.64	Adjusted diluted EPS - continuing operations (€/share)(12)	3.00	2.25
0.09	0.06	Adjusted diluted EPS - discontinued operations (€/share)(12)	0.20	0.16
1.04	0.70	Adjusted diluted EPS (€/share)(*),(1), (12)	3.20	2.41
1,568,312	1,562,066	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,567,839	1,556,306
(*)Figures may not add due to rounding

Refer to page 9 for an explanation of the items referenced on this page.

Debt to Net industrial cash/(debt)	At December 31, 2018	At September 30, 2018	At December 31, 2017
(€ million)
Debt	(14,705)	(15,426)	(17,971)
Current financial receivables from jointly-controlled financial services companies	242	350	285
Derivative financial assets/(liabilities), net and collateral deposits	151	272	206
Current debt securities(13)	219	371	176
Cash and cash equivalents	13,175	11,926	12,638
Net cash/(debt)	(918)	(2,507)	(4,666)
Exclude: Net financial services debt	2,790	2,318	2,276
Net industrial cash/(debt)(14)	1,872	(189)	(2,390)

Cash flows from operating activities to Industrial free cash flows		Years ended December 31
(€ million)		2018	2017
Cash flows from operating activities		9,948	10,385
Less: Operating activities not attributable to industrial activities		(59)	(146)
Less: Capital expenditures for industrial activities		(6,025)	(8,663)
Add back: Discretionary pension contribution, net of tax		478	—
Industrial free cash flows(15)		4,342	1,576
Less: Industrial free cash flows - discontinued operations		(106)	123
Industrial free cash flows - continuing operations(15)		4,448	1,453

Refer to page 9 for an explanation of the items referenced on this page.

NOTES
(1) Refer to page 2 for highlights excluding Magneti Marelli in line with its presentation as a discontinued operation in the Financial Statements for the year ended December 31, 2018;
(2) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries;
(3) Refer to page 6 for the reconciliations of Net profit to Adjusted EBIT, page 7 for the reconciliations of Net profit to Adjusted net profit and Diluted EPS to Adjusted diluted EPS and page 8 for the reconciliations of Debt to Net industrial cash/(debt) and Cash flows from operating activities to Industrial free cash flows;
(4) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted Diluted EPS as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain;
(5) In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, depreciation and amortization on the assets of Magneti Marelli ceased as at September 30, 2018. The impact of ceasing depreciation and amortization for the three months ended December 31, 2018 was €96 million, net of tax of €20 million;
(6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive;
(7) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers;
(8) Number is not meaningful;
(9) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist;
(10) Adjusted EBIT - continuing operations excludes certain adjustments from Net profit from continuing operations including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Adjusted EBIT includes both Adjusted EBIT - continuing operations and Adjusted EBIT - discontinued operations;
(11) Adjusted net profit - continuing operations is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT - continuing operations, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. Adjusted net profit includes both Adjusted net profit - continuing operations and Adjusted net profit - discontinued operations;
(12) Adjusted diluted EPS - continuing operations is calculated by adjusting Diluted EPS for the same items excluded from Adjusted net profit - continuing operations. Adjusted diluted EPS includes both Adjusted diluted EPS - continuing operations and Adjusted diluted EPS - discontinued operations;
(13) Excludes certain debt securities held pursuant to applicable regulations (€72 million at December 31, 2018, €69 million at September 30, 2018 and €59 million at December 31, 2017);
(14) Net industrial cash/(debt) is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) certain current debt securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial cash/(debt). Net industrial cash/(debt) should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial cash/(debt) depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial cash/(debt) should therefore be evaluated alongside these other measures as reported under IFRS for a more complete view of the Company’s capital structure and liquidity;
(15) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities related to financial services, net of eliminations; Investment in property, plant and equipment and intangible assets for industrial activities; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Industrial free cash flows includes both Industrial free cash flows - continuing operations and Industrial free cash flows - discontinued operations. _______________________________________________________________________________________________________________________________
SAFE HARBOR STATEMENT
This document, and in particular the section entitled “2019 Guidance”, contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including net cash/(debt) and net industrial cash/(debt), revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
On February 7th, 2019, at 1 p.m. GMT, management will hold a conference call to present the 2018 full year and fourth quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.
London, February 7th, 2019